Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

May 4, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Norman Gholson, Esq., Attorney-Adviser, Division of Corporation Finance

Via Facsimile: 202-772-9368 or 202-772-9369

Re:

Bullion Monarch Mining, Inc. (the “Company”)

Form 10-KSB/A for Fiscal Year Ended April 30, 2007

Filed September 20, 2007

Form 10-QSB for Fiscal Quarter Ended January 31, 2008

Filed March 17, 2008

SEC Response Letter dated October 2, 2008, and related discussions

File No. 1-03896

Dear Mr. Gholson:

Thank you for your letter under date of April 24, 2009, regarding the Company.  I have been authorized by the Company to respond to your letter.

While the Company understands your analysis of the 12g-3 “successor issuer” and your conclusions as to why the Company may not be considered to be a “successor issuer” under Rule 12g-3 of the SEC, your analysis raises a number of other issues that the Company would like to resolve simultaneously, if a Form 15 is to be filed for Old Bullion.  Depending upon your response, the Company would like to file a Form 10 within the next two weeks or so, which would give it enough time to get its April 30, 2009, and 2008, fiscal year audits completed, so an amendment to the Form 10 could be filed prior to the expiration of the 60 day period on which the Form 10 would become effective; then, it would like to file the Form 15 for Old Bullion.  The Company would file an 8-K now, indicating the SEC’s position and the action that the Company will take.

May 4, 2009

It does not seem reasonable that the Company’s shareholders should be shut out of the present trading market in its shares of common stock, even if that trading limited in volume and reduced to the Pink OTC Markets, Inc. (the “Pink Sheets”) by FINRA; I am presently discussing this and the following issues with MDI Corporate Actions of NASDAQ OMX, to determine if this is possible; and I will no doubt need to confer with FINRA in that respect too.  The Company sought (October 19, 2006) and received a new Cusip Number (October 25, 2006), referencing the Old Bullion Cusip Number of 120241 10 4 and receiving 12024P 10 1.  Regardless, as the Company’s financial statements will not change, based upon the F reorganization under Section 368 of the IRC (“Agreement and Plan of Reorganization” [the “Plan”]) that was approved by the Third District Court in and for Salt Lake County, State of Utah (the “Utah Court”), and the Utah Division of Securities, and the additional facts that: (i) the Company was formed by the Board of Directors of Old Bullion to reincorporate Old Bullion and to be a successor of Old Bullion; (ii) the Company succeeded to the operations, liabilities, assets and all other facets of Old Bullion; (iii) the Board of Directors of the Company was the same when the Plan was completed; (iv) the shareholders of the Company and the percentage of ownership in the Company was the same when the Plan was completed; (v) the Company submitted to FINRA for approval of quotations on its common stock and was approved for trading on the OTCBB based on the foregoing; and (vi) the Company’s common stock has traded and been offered and sold in the open market by shareholders of Old Bullion as a successor to Old Bullion, among other reasons.  The Company is in all respects, a “successor” Old Bullion as the Plan comes within the definitions of “Predecessor” and “Succession” under Rule 12b-2 of the Exchange Act.

Also, this discussion has been ongoing since the first SEC comment letter was received by the Company on June 5, 2008, and with “current” information being presently available to the shareholders and the investing public (the reports filed have audited financial statements since April 30, 2004), no material harm can come from a coordination of these filings that will involve just a little more time.

I believe we discussed in our telephone conversation that under the Plan approved by the Utah Court and the Utah Division of Securities, that the Company may be a successor of Old Bullion, but that it was not a “successor issuer” under Rule 12g-3; and that it was not the SEC’s intention to rule upon the Plan as an “F” reorganization, as claimed by the Company.  You also gave me the caveats required of an SEC employee, indicating that whatever you said was your opinion only and not the opinion of the SEC.  I hope that I have characterized our discussions correctly; if not, please provide your understanding in your response; I am only attempting to resolve the issues that need to be resolved going forward with the filing of the Form 10, the Company’s financial statements and the continued trading of the Company’s securities.

Your response and insight into these issues that I have raised would be greatly appreciated.

May 4, 2009

Thank you.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

cc.

Jill S. Davis, Branch Chief

Kevin Stertzel, Division of Corporation Finance